April 20, 2017

Via EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                   Cactus, Inc.
Draft Registration Statement on Form S-1
Submitted March 8, 2017
CIK No. 0001699136

Ladies and Gentlemen:

Set forth below is the response of Cactus, Inc. (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2017, with respect to the Company’s Draft Registration Statement on Form S-1, initially submitted to the Commission on March 8, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”).  We are also concurrently providing certain information responsive to Comment No. 28 in a separate letter to the Staff (the “Supplemental Letter”) pursuant to a confidential treatment request.

For the Staff’s convenience, the responses are prefaced by the exact text of the Staff’s comments in bold text. All references to page numbers and captions correspond to Submission No. 2, unless otherwise specified.

Securities and Exchange Commission, Page 2

General

1.                        Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:                        We acknowledge the Staff’s comment and advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Prospectus Summary, page 1

Our Company, page 1

2.                        You make various references to “pad” drilling. Please expand your disclosure, in an appropriate place, to explain this technique for investors not familiar with the terminology.

Response:                        The Registration Statement has been revised as requested. Please see pages 1, 53 to 54 and 74 of Submission No. 2.

3.                        You state: “Our net income averaged $6.5 million for the 2016 and 2015 fiscal years.” However, you later disclose that you incurred a consolidated net loss of $8.2 million for the year ended December 31, 2016 and a consolidated net income of $21.2 million for the year ended December 31, 2015. Please revise as the disclosure of an average net income of these two fiscal years does not appear to reflect the results of your operations for fiscal year 2016 and 2015 on an individual basis.

Response:                        The Registration Statement has been revised to remove references to average net income for the 2016 and 2015 fiscal years. Please see pages 2, 5, 75 and 77 of Submission No. 2.

Securities and Exchange Commission, Page 3

Our Competitive Strengths, page 4

Low capital intensity consumable product business model with proven ability to generate free cash flow, page 5

4.                        You state that your financial results “have been burdened with significant interest expense.” Please revise to provide quantifiable information regarding your term loan facility.

Response:                        The Registration Statement has been revised as requested. Please see pages 3, 5, 75 and 77 of Submission No. 2.

Recent Developments, page 7

Tax Receivable Agreement, page 9

5.                        We note the disclosure that the tax receivable agreement generally provides for the payment by Cactus, Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus, Inc. actually realizes or is deemed to realize in certain circumstances “in periods” after this offering. Please expand your disclosure in the Prospectus Summary to include further details of the duration, early termination provision and potential amounts payable under the Tax Receivable Agreement.

Response:                        The Registration Statement has been revised as requested. Please see beginning on page 9 of Submission No. 2.

Risk Factors, page 19

6.                        We note your disclosure on page 72 regarding your utilization of sub-contractors for domestic manufacturing. Please include a risk factor to address the associated risks and reliance on the sub-contractors.

Response:                        We have revised the risk factor regarding our relationship with one of our suppliers.  Please see pages 25 to 26 of Submission No. 2. We note that the disclosure has been revised to clarify that the one supplier and sub-contractor are the same vendor. Please see pages 79 to 80 of Submission No. 2.

Securities and Exchange Commission, Page 4

Our relationship with one of our suppliers is important to us, page 24

7.                        We note disclosure on page F-31 that for the years ended December 31, 2016 and December 31, 2015, Cactus LLC purchased a significant portion of supplies and raw materials from a single vendor. Expand the risk factor to quantify the amount of raw materials obtained from this supplier for the respective periods. If you have a material supply agreement with this vendor, please file this agreement, or tell us why this is not a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Response:                        The Registration Statement has been revised to expand the risk factor as requested.  The Registration Statement has also been revised to correct a calculation error in the percentages shown in Note 10 to the financial statements included in the Company’s initial Draft Registration Statement, and to clarify what such percentages represent.  Please see pages 25 to 26 and F-34 of Submission No. 2 and our response to Comment No. 6.

For the years ended December 31, 2016 and 2015, approximately 20.4% and 26.5%, respectively, of our third-party vendor purchases of raw materials, finished products and machining services were made from a vendor located in China. Although we have historically made purchases from this vendor pursuant to a long term contract, such contract expired at the end of 2016.  We are currently purchasing from this vendor on terms substantially similar to those contained in the expired agreement. We expect to negotiate a new agreement with such vendor on terms similar to those in the expired agreement. Although our relationships with our existing vendors, including the Chinese vendor referred to above, are important to us, we do not believe that we are substantially dependent on any individual vendor to supply our required materials or services.  The materials and services essential to our business are normally readily available and, where we use one or a few vendors as a source of any particular materials or services, we believe that we can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from any vendor. Accordingly, we do not believe that any such contract is a material contract pursuant to Item 601(b)(10) of Regulation S-K.

Cadent and Cactus WH Enterprises will have the ability to direct the voting of a majority of the voting power of our common stock..., page 32

8.                        We note disclosure on page 94 and throughout which indicate that Lee Boquet is also an Existing Owner who may receive Class A common stock, Class B common stock and CW Units in connection with the reorganization and offering. Expand your risk factor to include any conflicts of interest that may arise with respect to the ownership interests of Lee Boquet.

Response:                        We note that Mr. Boquet’s current ownership interest in Cactus LLC is, and his ownership interest in the Company upon completion of the offering is anticipated to be, less than 5%. In addition, there are no contemplated agreements between Mr. Boquet and either Cadent or Cactus WH Enterprises with respect to Mr. Boquet’s voting of his interests in Cactus LLC or Cactus Inc.  Further, Cadent and

Securities and Exchange Commission, Page 5

Cactus WH Enterprises are expected to enter into the Stockholders’ Agreement in connection with the closing of the offering pursuant to which Cadent and Cactus WH Enterprises will agree to, among other things, cause the election to the board of directors of the Company of the nominees designated by Cadent and Cactus WH Enterprises.  Accordingly, we do not believe it is necessary to refer to Mr. Boquet in this risk factor.  To the extent our expectation with regard to Mr. Boquet’s anticipated ownership interest in the Company upon completion of the offering changes such that we would expect him to own 5% or more, we will revise the disclosures, as appropriate, in the “Principal Shareholders” section of the Registration Statement.

Use of Proceeds, page 42

9.                        We note the disclosure that you will cause Cactus LLC to use a portion of the offering proceeds to repay borrowings outstanding under its term loan facility. Please revise your disclosure to separately set forth the approximate amount of borrowings under the term loan facility that were incurred for working capital purposes, to make cash distributions to your Existing Owners and to repay indebtedness.

Response:                        The Registration Statement has been revised as requested. Please see page 44 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Factors Affecting the Comparability of Our Financial Condition and Results of Operations, page 54

10.                 We note that you intend to enter into a tax receivable agreement in connection with your planned corporate reorganization and that payments under the tax receivable agreement are anticipated to commence in 2018. Revise to provide expanded disclosure regarding your expected accounting for the tax receivable agreement that addresses the following:

•                 The initial accounting for any liability recorded in connection with the reorganization transactions and whether you expect to record a liability in connection with the completion of the reorganization;

•                 The initial accounting for any future redemptions of CW Units by the CW Unit Holders subsequent to the reorganization transactions; and

Securities and Exchange Commission, Page 6

•                 The subsequent ongoing accounting for any changes to previously recorded liabilities. Include references to the relevant authoritative guidance as part of your response.

Response:                        The Registration Statement has been revised as requested. Please see pages 56 to 58 of Submission No. 2.

11.                 Disclosures under risk factors and elsewhere in the filing indicate that the anticipated payments due under the tax receivable agreement will negatively impact your liquidity. Expand your disclosure to address how you intend to fund such payments.

Response:                        The Registration Statement has been revised as requested. Please see pages 57 to 58 and 64 of Submission No. 2.

12.                 Disclosures on pages 88 and F-7 state that shares of the Company’s Class A common stock will be granted to certain officers and directors under a long-term incentive plan to be adopted prior to the completion of the offering, which will vest over three years. Expand your disclosure here to discuss the nature of the long term incentive plan and any anticipated charges for stock compensation expense that will be recognized as of the date on which your planned offering is completed.

Response:                        The Registration Statement has been revised as requested. Please see pages 58 and F-8 of Submission No. 2.

Liquidity and Capital Resources, page 57

13.                 Please quantify the 2017 capital budget here, once known.

Response:                        The Registration Statement has been revised as requested. Please see page 62 of Submission No. 2.

Securities and Exchange Commission, Page 7

Critical Accounting Policies and Estimates, page 70

14.                 Your critical accounting policies and estimates appear to be descriptive of the policies utilized, but do not address the underlying methods, assumptions, and uncertainties. Revise to provide disclosure consistent with section V of SEC Release 33-8350.

Response:                        The Registration Statement has been revised as requested. Please see pages 65 to 70 of Submission No. 2.  The Company notes that its revenue recognition policies do not include significant management judgments related to estimates, assumptions and uncertainties.

Management, page 81

Directors and Executive Officers, page 81

15.                 Please revise to clarify, if true, that Mr. Semple is expected to become a director of Cactus, Inc. rather than Cactus LLC.

Response:                        Mr. Semple became a director of Cactus LLC in April 2017 and is expected to become a director of Cactus Inc.  The Registration Statement has been revised to clarify Mr. Semple’s current and anticipated board positions with Cactus LLC and Cactus Inc. Please see page 89 of Submission No. 2.

Audit Committee, page 84

16.                 We note your disclosure that you intend to establish an audit committee prior to completion of the offering. Once the information is available, please identify each member of the audit committee by name.

Response:                        The Company acknowledges the Staff’s comment and will identify the initial members of the audit committee when known.  Please see page 91 of Submission No. 2.

Securities and Exchange Commission, Page 8

Tax Receivable Agreement, page 93

17.                 We note the disclosure that following this offering, under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC’s election, shares of our Class A common stock or an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder. Please revise to include a risk factor which highlights the attendant risks to shareholders due to the redemption right of the CW Unit Holders.

Response:                        The Registration Statement has been revised as requested. Please see page 37 of Submission No. 2.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-6

Note 2—Pro Forma Adjustments and Assumptions, page F-6

18.                 Expand your disclosure in pro forma adjustment (b), (e) and (g) to provide additional detail on the nature of the adjustments and how the amounts are calculated.

Response:                        The Registration Statement has been revised as requested. Please see pages F-6 to F-8 of Submission No. 2.

19.                 Instruction 7 to Regulation S-X, Rule 11-02(b) states tax effects of pro forma adjustments should be calculated using the statutory rate for the income statement periods presented. Revise your pro forma adjustment amounts in note (i), or tell us why you believe the effective tax rate should be used instead of the statutory rate.

Response:                        The Registration Statement has been revised to reflect that the rate will be based on the estimated federal statutory rate and state statutory blended rate. Please see pages F-2, F-6 and F-8 of Submission No. 2.

Securities and Exchange Commission, Page 9

20.                 Tell us what consideration was given to reflecting the tax receivable agreement in your pro forma financial information pursuant to Rule 11-02(b) of Regulation S-X.

Response:                        The pro forma financial information has been revised to clarify which adjustments relate to the anticipated payments to be made pursuant to the TRA in connection with the reorganization transactions and the closing of the offering. Please see pages F-4 and F-6 to F-8 of Submission No. 2.

At the time that we commence the offering, we will disclose a midpoint of the expected range of the price per share of our Class A common stock to be sold in the offering and the number of shares expected to be sold, which we will use to make reasonable assumptions and estimates related to the amount of our outstanding term loan debt that will be repaid using net proceeds from the offering, the number of CW Units that will be redeemed from the Existing Owners and the percentage of Cactus LLC that Cactus Inc. will own following completion of the offering.  In addition, we will use reasonable assumptions to estimate our future taxable income and tax rate. Based on such information and utilizing the method described in our answer to Comment No. 10, we expect that we will record pro forma adjustments to reflect a TRA liability in connection with the reorganization transaction and the closing of the offering.  The actual amount of the initial TRA liability that we will record in connection with the reorganization transaction and the closing of the offering will depend upon the actual final offering terms and any changes in our assumptions as to our estimated taxable income and tax rate.

We do not believe any additional pro forma presentation relating to potential future payments under the TRA is required or useful.  Estimating the amount and timing of payments that may become due under the TRA is by its nature imprecise. For purposes of the TRA, cash savings in tax generally will be calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal statutory income tax rate and an assumed blended state and local statutory income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the TRA. The amounts payable, as well as the timing of any payments under the TRA, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder’s tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of our payments under the TRA that constitute imputed interest or give rise to depreciable or amortizable tax basis.

We have included disclosure on pages 9 and 106 of Submission No. 2 that states that in the event that the TRA is not terminated, the payments under the TRA are anticipated to commence in 2018 and to continue for 15 years after the date of the last redemption of CW Units, and that, accordingly, it is expected that payments will continue to be made under the TRA for more than 20 to 25 years.

Securities and Exchange Commission, Page 10

21.                 Tell us how you considered a pro forma adjustment to account for the expected termination of the Management Services Agreement in connection with the offering as disclosed on page 102.

Response:                        Regulation S-X, Rule 11-02(b)(6) states that pro forma adjustments “shall include adjustments which give effect to events that are (i) directly attributable to the transaction … .”  The terms of the Management Services Agreement (the “MSA”) do not provide for termination based on the reorganization and offering.  The parties to the MSA have decided to terminate the MSA at the closing of the offering.  As such, we believe that the termination of the MSA is not directly attributable to the reorganization and the offering.  We also note that the Company intends to add staff to perform the services previously provided pursuant to the MSA.  Therefore, we have not made any pro forma adjustment to eliminate the historical management fees.

Note 3 —Pro Forma Earnings Per Share, page F-7

22.                 We note the CW Unit Holders have the right to cause Cactus LLC to acquire CW Units for shares of Class A common stock of Cactus Inc. Expand your disclosure to address potentially dilutive shares, including these redemption rights, and their impact on your calculation of diluted earnings per share. Refer to FASB ASC 260-10-55-20(b) for further guidance.

Response:                        The Registration Statement has been revised as requested. Please see page F-8 to F-9 of Submission No. 2.

Financial Statements of Cactus Wellhead, LLC and Subsidiaries, page 11

Notes to Consolidated Financial Statements, F-16

23.                 Disclosure on page 66 indicates that you have entered into an interest rate hedge expiring in July 2020 to manage exposure under the term loan tranche of your credit facility. You also state that as of December 31, 2016 and 2015, the fair value of the hedge was $68 million and $88 million, respectively. Expand your disclosure in the notes to describe the terms of the hedge contract and explain how you accounted for the hedge contract. Refer to FASB ASC 815-10-50.

Securities and Exchange Commission, Page 11

Response:                        The Registration Statement has been revised to correct a typographical error in the disclosure relating to the fair market value figures.  Please see page 73 of Submission No. 2.  As of December 31, 2016 and 2015, the fair value of the hedge was $68 thousand and $88 thousand, respectively.  We do not believe such amounts are material to us.

Note 2. Summary of Significant Accounting Policies, F-16

24.                 Your discussion of results of operations provides a break-down of revenues and cost and expenses by product, rental and field service and other. Expand your accounting policy disclosure to address the consideration you gave to identifying your reportable operating segments. Your revised disclosure should address the factors used to identify your segments, including your basis of organization, as well as certain entity-wide disclosures. Refer to FASB ASC 280-10-50-21 and ASC 280-10-50-38.

Response:                        The Registration Statement has been revised to include the additional disclosures pursuant to ASC 280-10-50-21 and ASC 280-10-50-38.  Please see pages 68 and F-23 of Submission No. 2.

25.                 Expand your revenue recognition policy disclosures to address the different types of contracts under which you provide products, services and rentals in greater detail. For example, your disclosures on page 23 state you provide certain products and services under fixed price contracts. Your disclosures should address how you account for the revenue and underlying costs associated with each contract type. Discuss specific areas of estimation or judgment and the underlying risks involved.

Response:                        The revenue recognition policy disclosure in Note 2 has been expanded to address the contractual terms of our contracts, as well as how revenue is recognized related to the products, rentals and services we provided.  Fixed price contracts are now addressed in the revised disclosure. Please see pages 65 and F-19 of Submission No. 2.

26.                 You disclose that certain contractual arrangements include multiple deliverables. Please expand your disclosure to provide a more detailed discussion of these contracts and the underlying deliverables in the context of your operations.

Securities and Exchange Commission, Page 12

Additionally, revise your disclosure to provide the information required by FASB ASC 605-25-50.

Response:                        The vast majority of our products and services are sold separately pursuant to separate contacts or similar arrangements.  In general, our customers make inquiries regarding products, and we provide a price quote for the specific products requested.  Once agreed, the products are shipped and revenues recognized upon shipment.

Subsequently, many of these customers request that we provide either rentals or field services to them.  Charges for rentals and field services are based on our standard rates.  Rentals are priced based on a quoted daily rate while field services based on an hourly rate.  Our rate sheets do vary from geographic region to region based on local market factors, but within a particular region and time frame the standard rates we use are consistent.

On rare occasions, we do enter into contracts that include multiple elements as the contracts include pricing for products, rentals and field services.  In those situations, our products, rentals and field services are priced in the same manner as if they were sold separately.  Similarly, our revenues are recognized based on the same approach.  The result is that our products, rentals and field services are priced the same whether pursuant to an individual sales or a multiple element arrangement.  Similarly, revenues are also recognized in the same manner.

Our pricing has been consistently applied since inception in 2011.

The Registration Statement has been revised to provide the information required by FASB ASC 605-25-50. Please see “Revenue Recognition” on pages 65 and F-19 of Submission No. 2.

27.                 Expand your disclosures to describe the nature of the goodwill balance, how it originated and what part of your business it relates to.

Response:                        The Registration Statement has been revised as requested.  Please see page F-21 of Submission No. 2.

Other

28.                 Please provide us copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to, market research data prepared by Baker Hughes and Spears & Associates. For example, we note the industry-related disclosures that there has been a “material escalation” of total U.S. onshore drilling rig count and that spending on drilling and completions in 2017 is expected to increase 83% from 2016 and 31% from 2017 to 2018.

Response:                        We are providing to the Staff in the Supplemental Letter the copies of the relevant portions of public industry data that we cite or rely on in the Registration Statement, including, but not limited to, market research data prepared by Baker Hughes and Spears & Associates.

Securities and Exchange Commission, Page 13

Miscellaneous

The Company advises the Staff that Management has identified a material weakness in its internal controls over financial reporting that resulted in the need to correct a classification error in the consolidated statement of cash flows of Cactus Wellhead, LLC for the year ended December 31, 2016 included in the Company’s initial Draft Registration Statement submitted to the Commission on March 8, 2017.  The Registration Statement has been revised to include disclosures related to the material weakness and to correct the statement of cash flows for an understatement of property and equipment expenditures of approximately $2.6 million and an overstatement of payments on capital leases of approximately $2.6 million.  Please see pages 31 to 32, 72, F-17 and F-35 to F-36.

Please direct any questions you have with respect to the foregoing to, or if any additional information is required by the Staff please contact, Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ SCOTT BENDER
Scott Bender
President and Chief Executive Officer
Cactus, Inc.

cc:
Mike Rosenwasser, Vinson & Elkins L.L.P.
Adorys Velazquez, Vinson & Elkins L.L.P.
J. David Kirkland, Jr., Baker Botts L.L.P.
Andrew J. Ericksen, Baker Botts L.L.P.